SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No.     )*

FALCONSTOR SOFTWARE, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

306137100

(CUSIP Number)

ESW Capital, LLC

401 Congress Avenue

Suite 2650

Austin, TX 78701

(512) 524-6149

Attn: Andrew S. Price

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 10, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d 1(e), 240.13d 1(f) or 240.13d 1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) ESW Capital, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

6,399,361 shares of Common Stock

2,708,053 shares of Common Stock issuable upon conversion of Series A Preferred Stock (1)

122,214,132 shares of Common Stock issuable upon exercise of Financing Warrants

	8.	Shared Voting Power 0
9.

Sole Dispositive Power

6,399,361 shares of Common Stock

2,708,053 shares of Common Stock issuable upon conversion of Series A Preferred Stock (1)

122,214,132 shares of Common Stock issuable upon exercise of Financing Warrants

	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 128,613,493
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒(1)
13.	Percent of Class Represented by Amount in Row (11) 58.4% (2)
14.	Type of Reporting Person (See Instructions) OO

(1)

The Reporting Persons disclaim Section 13(d) beneficial ownership with respect to 2,708,053 shares of Common Stock issuable upon conversion of Series A Convertible Preferred Stock as a result of the application of the 9.99% Blocker set forth in the Issuer’s Amended and Restated Certificate of Designations, Preferences and Rights of the Series A Convertible Preferred Stock.

(2)

Calculated in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), based upon 97,931,491 shares of the Common Stock outstanding on July 31, 2018 as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended June 30, 2018 filed with the Securities and Exchange Commission (the “SEC”) on August 14, 2018.

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1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Joseph A. Liemandt
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

6,399,361 shares of Common Stock

2,708,053 shares of Common Stock issuable upon conversion of Series A Preferred Stock (1)

122,214,132 shares of Common Stock issuable upon exercise of Financing Warrants

	8.	Shared Voting Power 0
9.

Sole Dispositive Power

6,399,361 shares of Common Stock

2,708,053 shares of Common Stock issuable upon conversion of Series A Preferred Stock (1)

122,214,132 shares of Common Stock issuable upon exercise of Financing Warrants

	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 128,613,493
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒(1)
13.	Percent of Class Represented by Amount in Row (11) 58.4% (2)
14.	Type of Reporting Person (See Instructions) IN/HC

(1)

The Reporting Persons disclaim Section 13(d) beneficial ownership with respect to 2,708,053 shares of Common Stock issuable upon conversion of Series A Convertible Preferred Stock as a result of the application of the 9.99% Blocker set forth in the Issuer’s Amended and Restated Certificate of Designations, Preferences and Rights of the Series A Convertible Preferred Stock.

(2)

Calculated in accordance with Rule 13d-3 of the Exchange Act based upon 97,931,491 shares of the Common Stock outstanding on July 31, 2018 as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended June 30, 2018 filed with the SEC on August 14, 2018.

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ITEM 1.	SECURITY AND ISSUER.

This Statement on Schedule 13D (this “Schedule 13D”) relates to shares of common stock (the “Common Stock”), par value $0.001 per share, of FalconStor Software, Inc., a Delaware corporation (the “Issuer” and such shares of Common Stock, the “Shares”). The address of the Issuer’s principal executive office is 823 Congress Ave, Suite 1300, Austin, Texas 78701. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. The Reporting Persons originally filed a Schedule 13G as required by Rule 13d-1(c). This Schedule 13D is being filed pursuant to Rule 13d-1(f) solely because the Reporting Persons’ aggregate beneficial ownership, as determined pursuant to Rule 13d-3 of the Exchange Act, has exceeded 20% of the outstanding shares of Common Stock.

ITEM 2.	IDENTITY AND BACKGROUND.

Item 2 (a) – (c). This Schedule 13D is being filed by the following persons:

(i)	ESW Capital, LLC, a Delaware limited liability company (“ESW”); and

(ii)	Joseph A. Liemandt, a natural person and citizen of the United States (“Liemandt”).

ESW and Liemandt are sometimes individually referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.”

ESW is a private investment fund that is principally engaged in the business of investing in securities. Mr. Liemandt is the sole voting member of ESW. The business address and principal executive offices of the each of the Reporting Persons are 401 Congress Avenue, Suite 2650, Austin, Texas 78701.

The Shares to which this Schedule 13D relates are owned directly by ESW.

Item 2 (d) – (e). During the last five years, none of the persons identified in this Item 2 has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 2 (f). ESW is a Delaware limited liability company. Liemandt is a United States citizen.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The aggregate cost of the 6,399,361 shares of Common Stock previously acquired by ESW is approximately $2,405,598, inclusive of any applicable brokerage commissions. In addition, pursuant to a subscription agreement and related customary documentation, on October 10, 2018, ESW acquired 9,990,506 units from the Issuer for an aggregate purchase price of $3,707,104 ($0.37106265 per unit) as part of a financing by the Issuer (the “Financing Transaction”), consisting of (i) $0.10 in senior secured debt (the “Secured Debt”), secured by all of the assets of the Issuer and guaranteed by each of its domestic subsidiaries, having an interest rate of prime plus $0.75% and a maturity date of June 30, 2021 (as set forth in the Amended and Restated Term Loan Credit Agreement, dated as of February 23, 2018, between the Company, HCP-FVA, LLC and certain other loan parties named therein, (ii) warrants to purchase 12.233 shares of Common Stock with an exercise price of $0.001 per share (the “Financing Warrants”), and (iii) 0.0225 shares of the Issuer’s Series A Convertible Preferred Stock, par value $0.001 per share (the “Series A Preferred Stock”), at a per unit purchase price of $0.271063 (subject to adjustment to take into account accretion of dividends on the Series A Preferred Stock). Accordingly, pursuant to the Financing Transaction, ESW acquired $999,051 in Secured Debt, Financing Warrants exercisable for an aggregate of 122,214,132 shares of Common Stock, and 224,786 shares of Series A Preferred Stock, which, subject to the 9.99% Blocker described below, are currently convertible into 2,708,053 shares of Common Stock. Pursuant to the terms of the Series A Preferred Stock, a holder of Series A Preferred Stock is not entitled to convert any portion of the Series A Preferred Stock held by such holder in excess of that portion upon conversion of which the sum of (1) the number of shares of Common Stock beneficially owned by such holder and its affiliates (other than shares of Common Stock which may be deemed beneficially owned through ownership of the unconverted shares of Series A Preferred Stock

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or the unexercised or unconverted portion of any other security of the holder subject to an analogous limitation on conversion) and (2) the number of shares of Common Stock issuable upon the conversion of that portion of the Series A Preferred Stock with respect to which the determination of this conversion limitation is being made or issuable as a Series A Preferred dividend, would result in beneficial ownership by such holder and its affiliates of more than 9.99% of the then outstanding shares of Common Stock (the “9.99% Blocker”). The terms of the Financing Transaction, including the material documentation relating thereto, are further described in the Issuer’s Current Report on Form 8-K filed with the SEC on October 11, 2018.

ESW used its own assets to purchase the securities described in this Schedule 13D.

ITEM 4.	PURPOSE OF THE TRANSACTION.

The information set forth elsewhere in this Schedule 13D is incorporated by reference into this Item 4.

The Reporting Persons acquired the securities described in this Schedule 13D for investment purposes in the ordinary course of their business of investing in securities for their own accounts or for one or more accounts over which the Reporting Persons have investment or voting power.

The Reporting Persons intend to review their investment in the Issuer from time to time on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s stock in particular, as well as other developments.

Each of the Reporting Persons may consider the feasibility and advisability of various alternative courses of action with respect to its investment in the Issuer, including, without limitation: (a) the acquisition or disposition by the Reporting Persons of Shares, including through derivative transactions which may include security-based swaps and short sales; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) changes in the present board of directors or management of the Issuer; (e) a material change in the present capitalization or dividend policy of the Issuer; (f) other material changes in the Issuer’s business or corporate structure; (g) changes in the Issuer’s articles of incorporation or bylaws or other actions that may impede the acquisition of control of the Issuer by any person; (h) causing any class of the Issuer’s securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12 of the Exchange Act; or (j) any action similar to those enumerated above.

The Reporting Persons reserve the right, based on all relevant factors and subject to applicable law or other restrictions, at any time and from time to time, to acquire additional Shares, dispose of some or all of the Shares, in each case in open market or private transactions, block sales or otherwise, and review or reconsider their position, change their purpose, take other actions (including actions that could involve one or more of the types of transactions or have one or more of the results described in clauses (a) through (j) of the foregoing paragraph of this Item 4) or formulate and implement plans or proposals with respect to any of the foregoing. Except as set forth in this Schedule 13D, no contract, arrangement, relationship or understanding (either oral or written) exists among the Reporting Persons as to the acquisition, disposition, voting or holding of Shares.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a) and (b) As of October 11, 2018, ESW beneficially owned and had sole voting and dispositive power with respect to 128,613,493 Shares, representing approximately 58.4% of the 97,931,491 shares of the Common Stock outstanding on July 31, 2018 as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended June 30, 2018 filed with the SEC on August 14, 2018, and calculated in accordance with Rule 13d-3 of the Exchange Act.

As of October 11, 2018, Liemandt may be deemed to beneficially own and have sole voting and dispositive power with respect to the Shares beneficially owned by ESW.

The Reporting Persons disclaim Section 13(d) beneficial ownership with respect to 2,708,053 shares of Common Stock issuable upon conversion of Series A Convertible Preferred Stock as a result of the application of the 9.99% Blocker set forth in the Issuer’s Amended and Restated Certificate of Designations, Preferences and Rights of the Series A Convertible Preferred Stock, and the Reporting Persons’ beneficial ownership reported herein excludes such shares.

CUSIP No. 306137100	SC 13D	Page 6 of 8

(c) Except as described in this Schedule 13D, no Reporting Person has effected any transaction in the Shares in the 60 days prior to the filing of this Schedule 13D.

(d) Except as set forth in this Schedule 13D, to the knowledge of the Reporting Persons, no person had the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this Schedule 13D.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Except as otherwise set forth in this Schedule 13D, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Issuer.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 99.1	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Exhibit 99.2	Form of Subscription Agreement.

Exhibit 99.3	Amended and Restated Certificate of Designations, Preferences and Rights of the Series A Convertible Preferred Stock.

Exhibit 99.4	Amended and Restated Term Loan Credit Agreement, dated as of February 23, 2018, between the Issuer, HCP-FVA, LLC, as Administrative Agent and as a Lender, and the other Loan Parties named therein.

Exhibit 99.5	Joinder to Amended and Restated Term Loan Credit Agreement, dated as of February 23, 2018, by and among the Issuer, HCP-FVA, LLC, as Administrative Agent and as a Lender, and the other Loan Parties named therein.

Exhibit 99.6	Form of Financing Warrant.

CUSIP No. 306137100	SC 13D	Page 7 of 8

EXHIBIT INDEX

Exhibit No.	Description

99.1	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (filed herewith).

99.2	Form of Subscription Agreement (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed with the SEC on October 11, 2018).

99.3	Amended and Restated Certificate of Designations, Preferences and Rights of the Series A Convertible Preferred Stock (incorporated by reference to Exhibit 3.2 of the Issuer’s Current Report on Form 8-K filed with the SEC on June 25, 2018).

99.4	Amended and Restated Term Loan Credit Agreement, dated as of February 23, 2018, between the Issuer, HCP-FVA, LLC, as Administrative Agent and as a Lender, and the other Loan Parties named therein (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed with the SEC on February 26, 2018).

99.5	Joinder to Amended and Restated Term Loan Credit Agreement, dated as of February 23, 2018, by and among the Issuer, HCP-FVA, LLC, as Administrative Agent and as a Lender, and the other Loan Parties named therein (incorporated by reference to Exhibit 10.2 of the Issuer’s Current Report on Form 8-K filed with the SEC on October 11, 2018).

99.6	Form of Financing Warrant (incorporated by reference to Exhibit 10.2 of the Issuer’s Current Report on Form 8-K filed with the SEC on February 26, 2018).

CUSIP No. 306137100	SC 13D	Page 8 of 8

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated: October 19, 2018

ESW CAPITAL, LLC

/s/ Andrew S. Price
Andrew S. Price
Chief Financial Officer

JOSEPH A. LIEMANDT

/s/ Andrew S. Price
Andrew S. Price Attorney-In-Fact for Joseph A. Liemandt

Exhibit 99.1

Joint Filing Agreement

In accordance with Rule 13d-1(f) under the Securities and Exchange Act of 1934, the persons or entities named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Shares of the Issuer and further agree that this joint filing agreement be included as an exhibit to this Schedule 13D. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement as of October 19, 2018.

ESW CAPITAL, LLC

/s/ Andrew S. Price
Andrew S. Price
Chief Financial Officer

JOSEPH A. LIEMANDT

/s/ Andrew S. Price
Andrew S. Price Attorney-In-Fact for Joseph A. Liemandt